August 5, 2025

John C.M. Farquhar
Chief Executive Officer
Heartflow, Inc.
331 E. Evelyn Avenue
Mountain View, CA 94041

       Re: Heartflow, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 1, 2025
           File No. 333-288733
Dear John C.M. Farquhar:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments issued on July 29, 2025.

Amendment No. 1 to Registration Statement on Form S-1 filed August 1, 2025
General

1. We note your revised disclosure in response to comment 2. Please revise to disclose the natural person(s) with voting and dispositive control over the shares held by each of BCLS Fund III Investments, LP; Hayfin Services, LLP; and the
Wellington
       Entities, or provide us with your legal analysis as to why you are not required to do
       so.
 August 5, 2025
Page 2

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Ryan Coombs, Esq.